UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2026

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel

+972 -73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

UPDATE REGARDING TWINE SOLUTIONS LTD.

Further to the update of Steakholder Foods Ltd. (the “Company”) of January 15, 2026, whereby the Company’s board of directors decided to discontinue additional funding of its subsidiary, Twine Solutions Ltd. (“Twine”), following a strategic review of Twine’s financial performance and capital requirements, the Company is reporting hereby that Twine has filed a request with the Central District Court of the State of Israel to receive an order to commence proceedings pursuant to the Israeli Insolvency and Financial Rehabilitation Law, 2018. The insolvency proceedings are at a preliminary stage and, while the Company cannot currently assess the effects of such proceedings on the Company’s business, the Company is considering its next steps and plans to remain focused on strengthening its core operations and advancing initiatives that support near- and long-term shareholder value.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-276845, 333-285501, 333-286445, 333-288621, 333-289323 and 333-291594) and Form S-8 (File Nos. 333-255419, 333-267045, 333-271112, 333-279010 and 333-286245).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: January 22, 2026

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